June 15, 2017
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, MI 48211
Dear Sirs/Madams:
At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended June 30, 2017, of the facts relating to the change in accounting policy for indirect inventory from capitalizing and recording as expense when the indirect inventory was consumed to now expensing indirect inventory at the time of purchase. With regard to the aforementioned accounting change, authoritative criteria has not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. We believe, based on the facts so set forth, other information furnished to us by appropriate officials of American Axle & Manufacturing Holdings, Inc. (the “Company”) and with reliance on management’s business judgment and planning, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.
We have not audited any consolidated financial statements of the Company and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2016. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of the Company as of any date or for any period subsequent to December 31, 2016.

Yours truly,
/s/ Deloitte and Touche LLP
Detroit, Michigan